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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For April 12, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------
1.  Ordinary General Shareholders Meeting & Extraordinary General
    Shareholders Meeting Public Notificaiton dated April 11, 2002....    3


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMPANHIA VALE DO RIO DOCE

                                            By: /s/ Roberto Castello Branco
                                            -------------------------------
                                            Name:  Roberto Castello Branco
                                            Title: Head of Investor Relations


Dated: April 12, 2002


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                    ORDINARY GENERAL SHAREHOLDERS MEETING &
                   EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
                              PUBLIC NOTIFICATION

The shareholders are hereby invited to attend the General Shareholders Meetings (Ordinary and Extraordinary), on April 29th, 2002, at 4:30 p.m., at 26 Avenida Graca Aranha, 19th floor, Rio de Janeiro, to decide on the following matters included in the Order of the Day:

1 - ORDINARY GENERAL SHAREHOLDERS MEETING:

a) appreciation of the managements' report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2001;

b) proposal for the destination of the profits of the said fiscal year;

c) election of the members of the Audit Committee and establishment of their remuneration; and

d) establishment of the remuneration of the members of the Company's management.

2 - EXTRAORDINARY GENERAL SHAREHOLDERS MEETING:

a) proposal for the increase of capital, via capitalization of reserves, without issue of shares, and with the consequent alteration of the main section of article 5 of the company by-laws;

b) modification of article 17 of the company by-laws to increase the maximum number of members of the Executive Board, from six to eight, aiming to attend the structure approved by the Board of Directors.

Those shareholders who intend to be represented by proxy are requested to send the power of attorney 48 (forty-eight) hours prior to the holding of the Meeting, so that the legitimacy of the representative may be verified.


                        Rio de Janeiro, April 11, 2002.

                         Luiz Tarquinio Sardinha Ferro
                       Chairman of the Board of Directors